JOHN S. MARTEN

312-609-7753

jmarten@vedderprice.com

October 26, 2005

VIA EDGAR

Ms. Patricia Williams

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Blair Funds (the “Registrant”)

Registration Nos. 333-17463 and 811-5344

Dear Ms. Williams:

On behalf of the Registrant, this letter is in response to our telephone conference on October 5, 2005 regarding the Registrant’s Form N-1A filed on August 8, 2005 pursuant to Rule 485(a) under the Securities Act of 1933 relating to the Registrant’s new series, the William Blair International Small Cap Growth Fund (the “Fund”). As you requested, this letter is being filed via EDGAR with the Registrant’s 485(b) filing.

Prospectuses

1.	Definition of Small Companies

Comment: Provide information supporting the Advisor’s definition of small companies as companies with market capitalizations of $5 billion or less at the time of purchase.

Response: The Advisor evaluated the market capitalization breakdown of the MSCI All Country World ex-US Index and MSCI EAFE Index as of June 30, 2005 using FactSet. The Advisor’s evaluation showed that approximately 20% of the MSCI All Country World ex-US Index and 17% of the MSCI EAFE Index were companies with capitalizations less than $5 billion. The Advisor believes that this lower 15-20% of the Indices represents the true small cap opportunity set, and thus adopted a definition of small companies as companies with market capitalizations of less than $5 billion. Accordingly, the disclosure has not been amended.

Ms. Patricia Williams

October 26, 2005

2.	International Diversification

Comment: Explain how the Fund’s policies regarding country allocation, specifically the policies of normally allocating investments among at least six different countries and not investing more than 50% of assets in securities of issuers of any one country at any given time, are consistent with the statement in footnote 42 of the final Names Rule release that the term “international” connotes diversification among investments in a number of different countries throughout the world.

Response: The Advisor believes that allocation of investments between at least six different countries constitutes sufficient diversification among different countries throughout the world. Moreover, in the past, the Commission has suggested that “an investment company with ‘international’ in its name invest in securities of at least three countries outside the United States.” (See Investment Company Act Release No. 22530 (Feb. 27, 1997) – release proposing the Names Rule). Finally, the Advisor believes that its policy of not investing more than 50% of its assets in securities of issuers of any one country at any given time increases country diversification by setting limits on the amount that can be invested in any one country. Accordingly, the disclosure has not been amended.

3.	Related Performance of the Advisor

a. Comment: Change the caption of this section from “Related Performance” to “Prior Performance of Similar Accounts.”

Response: The caption has been changed.

b. Comment: Delete references to “composite” since it only consists of one fund.

Response: All references to “composite” have been changed to “similarly managed account.”

c. Comment: In the first sentence of the first paragraph of this section, use a term other than “mutual fund,” since it is not a registered investment company according to the first sentence of third paragraph of this section.

Response: The disclosure has been amended to use the term “Canadian fund.”

d. Comment: Present performance information net and gross of all fees.

Response: The performance information is presented net of the Advisor’s management fee. With respect to the similarly managed account, the Advisor serves as sub-advisor to the Canadian company and as such views the account more akin to a separate account. To address your comment, additional disclosure was added regarding the other expenses that affect performance.

Ms. Patricia Williams

October 26, 2005

e. Comment: State at the end of the second paragraph of this section, that the method of calculating “monthly portfolio returns” differs from the SEC method.

Response: The disclosure has been added.

Statement of Additional Information

4.	Portfolio Manager

a. Comment: Describe any conflicts of interest that may arise between the portfolio manager’s management of the Fund and the other investment company the he manages due to the investment strategy of the other investment company.

Response: The other investment company managed by the portfolio manager has the same investment objective, long-term capital appreciation, as the Fund and pursues its objective by investing mainly in equity securities, which is how the Fund pursues its objective. Furthermore, the other investment company invests primarily in emerging markets’ securities. Therefore, the Fund does not believe there are any material conflicts of interest that may arise from the portfolio manager’s management of the Fund and the other investment company. Accordingly, the disclosure has not been modified.

b. Comment: State whether or not the portfolio manager’s base salary is fixed.

Response: The disclosure has been amended to state that the base salary is fixed.

c. Comment: Is long-term and short-term performance for purposes of the portfolio manager’s bonus measured pre- or post-tax?

Response: The discretionary bonus is based entirely on a qualitative assessment rather than a formula. The compensation process is a subjective one that takes into account the factors described in the Statement of Additional Information. Further, the portfolio manager does not receive any direct compensation based upon the performance of any individual client account. Because the process is subjective, there is no set standard for whether performance is measured pre- or post-tax. Accordingly, no additional disclosure has been added.

Ms. Patricia Williams

October 26, 2005

*        *        *

If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours,

/s/    John S. Marten

John S. Marten

JSM/

cc:	Marco Hanig (William Blair & Company L.L.C.)

Terence M. Sullivan (William Blair & Company L.L.C.)

Cathy G. O’Kelly (Vedder, Price, Kaufman & Kammholz, P.C.)

Maureen A. Miller (Vedder, Price, Kaufman & Kammholz, P.C.)

Renee M. Hardt (Vedder, Price, Kaufman & Kammholz, P.C.)